Exhibit 99.5

Baja Mining Corp.

 (the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to 604-629-5228 or via scan/email to info@bajamining.com or via mail to the Company at:

Baja Mining Corp.

Suite 2350

1177 West Hastings Street

Vancouver, British Columbia

Canada  V6E 2K3

Please send me the Quarterly Interim Financial Statements for 2009, together with Management’s Discussion & Analysis	☐

Please send me the Annual Report for 2009, together with the Annual Financial Statements and Management’s Discussion and Analysis	☐

PLEASE CLEARLY PRINT YOUR DETALS BELOW

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN/COUNTRY

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

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EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2009